UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CuraGen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23126R101 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 23126R101	13G	Page 2 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Grisanti Brown & Partners LLC (formerly Spears Grisanti & Brown LLC) 06-1547047
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power

0
7. Sole Dispositive Power

8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0%
12.	Type of Reporting Person (See Instructions)

IA

Cusip No. 23126R101	13G	Page 3 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William G. Spears
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

0
7. Sole Dispositive Power

None
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0%
12.	Type of Reporting Person (See Instructions)

IN

Cusip No. 23126R101	13G	Page 4 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Vance C. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

0
7. Sole Dispositive Power

None
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0%
12.	Type of Reporting Person (See Instructions)

IN

Cusip No. 23126R101	13G	Page 5 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher C. Grisanti
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

None
6. Shared Voting Power

0
7. Sole Dispositive Power

None
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0%
12.	Type of Reporting Person (See Instructions)

IN

Cusip No. 23126R101	13G	Page 6 of 9 pages

Schedule 13G

Amendment No. 2

Common Stock, Par Value $0.01

CUSIP No. 23126R101

Item 1	(a)	Name of Issuer:

CuraGen Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

322 East Main Street Branford, CT 06405

Item 2	(a)	Name of Person Filing:

The following “Reporting Persons”:

Grisanti Brown & Partners LLC (formerly Spears Grisanti & Brown LLC) (“SGB”)

William G. Spears

Vance C. Brown

Christopher C. Grisanti

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

c/o Grisanti Brown & Partners LLC 45 Rockefeller Plaza New York, NY 10111

Item 2	(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

23126R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Cusip No. 23126R101	13G	Page 7 of 9 pages

Item 4	Ownership.

The percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 56,371,176 shares outstanding as of October 27, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of common stock or securities convertible into or exercisable for common stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be. Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of common stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 23126R101	13G	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

Entities:

Grisanti Brown & Partners LLC
(formerly Spears Grisanti & Brown LLC)

By:	/s/ Vance C. Brown
Vance C. Brown, as
Manager for the above-listed entity

Individuals:

William G. Spears
Vance C. Brown
Christopher C. Grisanti

By:	/s/ Vance C. Brown
Vance C. Brown,
Individually and as Attorney-in-fact for the above-listed individuals

Cusip No. 23126R101	13G	Page 9 of 9 pages

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney previously filed with the Commission on February 11, 2005, is incorporated by reference

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that Amendment No. 2 to Schedule 13G filed on the date hereof with respect to the shares of Common Stock of CuraGen Corporation has been filed on behalf of the undersigned.

Signature:

Dated: February 14, 2007

Entities:

Grisanti Brown & Partners LLC (formerly Spears Grisanti & Brown LLC)

By:	/s/ Vance C. Brown
Vance C. Brown, as
Manager for the above-listed entity

Individuals:

William G. Spears

Vance C. Brown

Christopher C. Grisanti

By:	/s/ Vance C. Brown
Vance C. Brown,
Individually and as Attorney-in-fact for the above-listed individuals